January 7, 2013

Ms. Sharon Blume

Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:	TCF Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2011 Form 10-Q for the Quarterly Period Ended September 30, 2012 File No. 001-10253

Dear Ms. Blume:

This letter is in response to your letter, dated December 20, 2012, concerning the above captioned filings of TCF Financial Corporation (TCF).  For your convenience, we have repeated the comments from your letter in boldface type to facilitate your review, followed by the responses of TCF.

In some of our responses we have agreed to change or supplement the disclosures in our filings.  While we believe that these changes will improve our future disclosures we do not believe our prior filings are deficient or inadequate.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 6. Selected Financial Data, page 18

1.	In future filings, please consider the presentation of credit quality indicators and related ratios for the company’s loans and leases.

TCF Response

Future filings will include enhanced disclosures to provide the requested information.   See attachment A for proposed changes to our current disclosures.

Ms. Sharon Blume

Securities and Exchange Commission

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Financial Condition Analysis

Credit Quality, page 34

2.

Please expand your disclosure in future filings to clearly define and present a detail of nonperforming loans.  In this regard, follow the guidance of Item III C 1 of Guide III to present information for each of the last 5 years.  In addition, expand the discussion to state how management views both accruing and nonaccruing troubled debt restructured loans for purposes of considering periodic loss provisions and the determination of allowance for loan loss coverage ratios, such as the ratio of the allowance for loan losses to total nonperforming loans.

TCF Response

Future filings will be revised as requested to include the addition of information for each of the last five years.  See attachment B for the proposed addition to our current disclosure.  Please note that included within the Credit Quality discussion on page 34 of the 2011 Form 10-K is a note referring the reader to Note 7 to the Consolidated Financial Statements, Allowance for Loan and Lease Losses, for detailed information on impaired loans including TDRs.  Additionally, in future filings the Credit Quality disclosure will be expanded to include specific guidance on the allowance methodology for TDRs.   See attachment C for proposed changes to our current disclosures.

3.	Please expand future filings to disclose the amount of potential problem loans pursuant to Item III C 2 of Guide III.

TCF Response

Future filings will be revised to expand this disclosure as you have requested.  See attachment D for proposed changes to our current disclosures.

Loan Modifications, page 37

4.

Please tell us and expand future filings to disclose what you mean by temporary modifications that are classified as troubled-debt-restructurings (TDRs) and how you make this determination.  In addition, clarify your policy for removing these loans from TDR classification.  In this regard, we note your disclosure here that temporary modifications are no longer classified as troubled debt restructurings once they complete the temporary modification term and the customer is performing for three months under the original contractual terms.  We are unable to locate similar disclosure in your September 30, 2012 Form 10-Q.

TCF Response

Beginning in the second quarter of 2012, based on clarifying guidance from regulatory bodies, and enough historical performance of temporary modifications moving to permanent modifications, TCF’s policy of removing temporary modifications from TDR

Ms. Sharon Blume

Securities and Exchange Commission

classification once the borrower has performed for three months under the original contractual terms was eliminated. Since all temporary TDRs are permanently classified as TDRs, the language was removed effective with the second quarter 2012 Form 10-Q filing; therefore no change will be made to the disclosure.

Temporary modifications classified as TDRs relate to short-term payment reductions, generally 18 months or less, after which the borrower resumes payment under the original loan terms.   If the borrower was unable to resume payment under the original loan term, a new modification may have been granted and this new modification would also be classified as a TDR.  In August of 2011, TCF’s modification programs were revised to provide more modifications of longer terms and, since then, temporary modifications have only been offered on an exception basis when the borrower’s financial hardship is temporary.  There were 400 loans totaling $71 million in temporary modifications as of September 30, 2012, compared with 1,282 loans totaling $234 million as of December 31, 2011.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Consolidated Statements of Cash Flows, page 4

5.	We note the line item “proceeds from sales of other securities.” Please describe for us the nature of the securities sold and quantify any gain or loss recorded.

TCF Response

During the second quarter of 2012, TCF recognized a gain of $13.1 million related to the sale of Visa Class B stock, because the basis in the Visa Class B stock had a zero book value.  This disclosure is found on page 44 of the third quarter 2012 Form 10-Q filing under the section titled Gain on Securities, Net.

Notes to Consolidated Financial Statements

(6) Loans and Leases, page 9

6.

We note your junior lien portfolio totaled $2.3 billion, or 35% and 15% of your total consumer real estate and total loan portfolios at September 30, 2012, respectively.  Please tell us how you considered the Interagency Supervisory Guidance on Junior Lien Loan Loss Allowances issued on January 31, 2012 when determining the allowance for loan losses for this portfolio.  Specifically:

•                 Tell us whether you made any changes or intend to make any changes to your junior lien loan loss allowance process as a result of this guidance;

•                 Quantify the percentage of junior liens for which you own or service the associated senior lien;

•                 Tell us how you gather and analyze data on the associated senior liens that you own or service;

•                 If you do not own or service the associated senior liens, tell us how you use reasonably available tools to determine the payment status of the senior liens.  For

Ms. Sharon Blume

Securities and Exchange Commission

example, tell us if you obtain credit reports or data from third-party services to assist in matching your junior liens with the associated senior liens; and

•                 Describe your nonaccrual policy for junior liens.  For junior liens that are associated with senior liens that you do not own or service, tell us when you would place the junior lien on nonaccrual.  Describe how your policy takes into consideration all reasonably available information for the junior liens, including the performance of the associated senior liens as well as trends in other credit quality indicators.

TCF Response

Prior to the issuance of the inter-agency guidance, TCF’s policies and processes addressed most of the guidance in our allowance methodology; post issuance of the inter-agency guidance, TCF utilizes all reliable information available to us on the delinquency and modification status of senior liens we do not own or service in our allowance methodology.  We continue to work on gathering additional reliable information, and have established a qualitative amount within our allowance for loan loss to account for the risk associated with junior lien loans where we do not own or service the first lien until additional reliable data becomes available.  We are actively working with credit bureaus to obtain accurate delinquency data on such first liens.

At September 30, 2012, we own the related first mortgage liens on $317 million, or 13.76% of junior lien loan balances.  We gather and analyze data on all liens related to a property, and have a separate segment within our allowance methodology for our stand-alone junior lien portfolio.  As part of our allowance methodology, we obtain updated FICO scores and property values on a quarterly basis.  We segment and analyze loans by current FICO scores, loan-to-value ratios, and delinquency status.  Our allowance process considers all factors described in the Interagency Policy Statement on Allowance for Loan and Lease Losses.

Under TCF’s policies, when a loan is evaluated for nonaccrual status, all loans associated with that borrower and property must also be evaluated.  If TCF determines a borrower no longer has the ability or willingness to repay a loan in accordance with its contractual terms, the loan must be placed on nonaccrual status, regardless of delinquency status or lien position.   If TCF receives notification that foreclosure action has been initiated on an outside first mortgage, the junior lien loan must be placed on nonaccrual status if it is sixty or more days past due at either the time of the notification or subsequently.  For junior liens where TCF holds the first lien, if the first lien is placed on non-accrual, which happens no later than 150 days past due, all TCF junior lien loans secured by the same property must also be placed on nonaccrual status, regardless of delinquency status.

7.

Please revise your future filings to describe the terms of the junior liens in more detail.  For example, if home equity lines, tell us how long the draw periods are and provide more quantitative data on when they convert to amortizing.  Tell us whether the default and delinquency statistics show a different trend than situations where the loans have not converted to amortizing.

TCF Response

We will revise future filings to include the additional information requested. See attachment E for proposed changes to our current disclosures. The consumer real estate junior lien portfolio is comprised of $1.7 billion of Home Equity Lines of Credit (HELOCs) and $594 million of

Ms. Sharon Blume

Securities and Exchange Commission

amortizing junior lien mortgage loans. $1.2 billion of the HELOCs are interest-only revolving draw programs with no defined amortization period and a draw period of 5 to 40 years.  $463 million were originated under TCF’s current program introduced in November 2011 with a 10 year interest-only draw period followed by a 20 year amortization repayment period.  As of September 30, 2012, all of the Company’s HELOCs under this program are within the 10 year initial draw period, and as such, none of the HELOCs have converted to amortizing.

Loan Modifications-Other, page 48

8.	We note TCF uses a multiple note structure as a workout alternative for certain commercial loans. Please provide us with and revise your future filing to disclose the following:

•                 Confirm that the first note is classified as a TDR and explain your policy for removing such loans from TDR classification; and

•                 Clarify your policy for returning the first note to accrual status, including how you consider the borrower’s payment performance prior to restructuring.

TCF Response

We will revise future filings to include the additional information requested.  See attachment F for proposed changes to our current disclosures.  When utilizing a multiple note structure as a workout alternative for certain commercial loans, the first note is always classified as a TDR.  Under TCF’s policies, the first note may be removed from TDR classification in calendar years after modification, if the loan was modified at an interest rate equal to the yield of a new loan origination with comparable risk and the loan is performing based on the terms of the restructuring agreement. Performing is defined as on accrual status and having made three consecutive payments or the equivalent.

The first note is reported on accrual status if the loan has been formally restructured so as to be reasonably assured of repayment and performance according to its modified terms.  This evaluation must include consideration of the borrower’s payment performance for a reasonable period of at least six months, which may include time prior to the restructuring, before the loan is returned to accrual status.

Allowance for Loan and Lease Losses, page 51

9.

We note your disclosure regarding refinement of the methodology for calculating the allowance for loan and lease losses (ALLL) for certain commercial loans, resulting in a $13.3 million reduction of this ALLL at September 30, 2012.  Please explain to us in further detail how you determined these loans, which were previously evaluated for impairment on an individual basis, should be evaluated for impairment collectively.

TCF Response

All impaired commercial loans continue to be individually evaluated. Under the enhanced non-impaired loan methodology, implemented during the third quarter of 2012, reserve rates are calculated based on internal credit risk rating migration. The ALLL is then calculated by applying the migration rates on a pool basis to loans grouped by risk rating. The previous

Ms. Sharon Blume

Securities and Exchange Commission

methodology reviewed historical charge off performance of non-impaired loans and determined reserve levels, thus it was important to evaluate a subsection of the pools individually (higher risk rated loans) to ensure adequacy of reserve levels. This judgmental individual review is no longer necessary now that the allowance levels are developed by risk rating migration.

TCF acknowledges its responsibility for the adequacy and accuracy of the disclosure in its filings.  TCF also acknowledges that comments from the SEC’s staff or changes in disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.  Finally, TCF acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses.  If you have any questions concerning the foregoing responses, please do not hesitate to contact me at 952-475-7946.

Sincerely,

/s/ Michael S. Jones
Michael S. Jones
Executive Vice President and Chief Financial Officer

Attachments

ATTACHMENT A

2011 10-K (p.18)

Item 6. Selected Financial Data

The selected five-year financial summary presented below should be read in conjunction with the Consolidated Financial Statements and related notes.  Prior period financial data has been revised, as applicable, for a retrospective change in accounting principle.  See Note 28 of Notes to Consolidated Financial Statements for additional information.

Five Year Financial Summary
Consolidated Income:

	Year Ended December 31,					Compound Annual Growth Rate
(Dollars in thousands, except per-share data)	2011	2010	2009	2008	2007	1-Year 2011/2010	5-Year 2011/2006
Total revenue	$1,144,122	$1,237,187	$1,158,861	$1,092,108	$1,091,634	(7.5)%	2.2%
Net interest income	$699,688	$699,202	$633,006	$593,673	$550,177.1		5.4
Provision for credit losses	200,843	236,437	258,536	192,045	56,992	(15.1)	57.6
Fees and other revenue	436,038	508,862	496,468	474,061	490,285	(14.3)	(2.1)
Gains on securities, net	7,263	29,123	29,387	16,066	13,278	(75.1)	N.M.
Gains on auto loans held for sale	1,133	-	-	-	-	N.M.	N.M.
Visa share redemption	-	-	-	8,308	-	-	-
Gains on sales of branches and real estate	-	-	-	-	37,894	-	(100.0)
Non-interest expense	764,451	756,335	756,655	718,853	653,887	1.1	3.5
Income before income tax expense	178,828	244,415	143,670	181,210	380,755	(26.8)	(13.2)
Income tax expense	64,441	90,171	49,811	68,096	108,535	(28.5)	(9.3)
Income after income tax expense	114,387	154,244	93,859	113,114	272,220	(25.8)	(15.0)
Income (loss) attributable to non-controlling interest	4,993	3,297	(410)	-	-	51.4	N.M.
Net Income	109,394	150,947	94,269	113,114	272,220	(27.5)	(15.8)
Preferred stock dividends	-	-	18,403	2,540	-	-	-
Net income available to common stockholders	$109,394	$150,947	$75,866	$110,574	$272,220	(27.5)	(15.8)
Per common share:
Basic earnings	$.71	$1.08	$.60	$.88	$2.13	(34.3)	(18.4)
Diluted earnings	$.71	$1.08	$.60	$.88	$2.13	(34.3)	(18.4)
Dividends declared	$.20	$.20	$.40	$1.00	$.97	-	(26.3)

Consolidated Financial Condition:
	At December 31,					Compound Annual Growth Rate
(Dollars in thousands, except per share data)	2011	2010	2009	2008	2007	1-Year 2011/2010	5-Year 2011/2006
Loans and leases	$14,150,255	$14,788,304	$14,590,744	$13,345,889	$12,494,370	(4.3)%	4.3%
Securities available for sale	2,324,038	1,931,174	1,910,476	1,966,104	1,963,681	20.3	5.1
Total assets	18,979,388	18,465,025	17,885,175	16,740,357	15,977,054	2.8	5.3
Checking, savings and money market deposits	11,136,389	10,556,788	10,380,814	7,647,069	7,322,014	5.5	8.9
Certificates of deposit	1,065,615	1,028,327	1,187,505	2,596,283	2,254,535	3.6	(15.6)
Total deposits	12,202,004	11,585,115	11,568,319	10,243,352	9,576,549	5.3	4.5
Borrowings	4,388,080	4,985,611	4,755,499	4,660,774	4,973,448	(12.0)	4.1
Stockholder’s equity	1,868,133	1,471,663	1,175,362	1,493,776	1,099,012	26.9	12.6
Book value per common share	$11.65	$10.30	$9.10	$8.99	$8.68	13.1	8.0

~~Key Ratios and Other Data~~ Financial Ratios:

	At or For the Year Ended December 31,
	2011	2010	2009	2008	2007
Return on average assets	.61%	.85%	.54%	.69%	1.80%
Return on average common equity	6.32	10.67	6.57	10.03	26.34
Net interest margin	3.99	4.15	3.87	3.91	3.94
Average total equity to average assets	9.24	7.83	7.20	7.04	6.82

Credit Quality Ratios: (new table)
	At or For the Year Ended December 31,
	2011	2010	2009	2008	2007
Nonaccrual loans and leases to total loans and leases	2.11%	2.33%	2.03%	1.29%	.48%
Nonperforming assets to total loans and leases and other real estate	3.03	3.26	2.74	1.75	.84
Allowance for loan and lease losses to total loans and leases	1.81	1.80	1.68	1.29	.66
Net charge-offs to average loans and leases	1.45	1.47	1.34	.78	.29

N.M. Not meaningful.

ATTACHMENT B

2011 10-K (pg. 35)

Credit Quality

	December 31, 2011
	Performing Loans and Leases			60+ Days Delinquent and	Accruing	Non-accrual Loans and	Total Loans
(In thousands)	Non-classified	Classified (1)	Total	Accruing (2)	TDRs	Leases	and Leases
Consumer real estate and other	$6,271,575	$-	$6,271,575	$79,765	$433,078	$149,386	$6,933,804
Commercial real estate and commercial business	2,987,876	234,501	3,222,377	1,148	98,448	127,519	3,449,492
Leasing and equipment finance	3,093,194	21,451	3,114,645	6,255	776	20,583	3,142,259
Inventory finance	616,677	7,040	623,717	160	-	823	624,700
Total loans and leases	$12,969,322	$262,992	$13,232,314	$87,328	$532,302	$298,311	$14,150,255
Percent of total loans and leases	91.6%	1.9%	93.5%	.6%	3.8%	2.1%	100.0%

	December 31, 2010
	Performing Loans and Leases			60+ Days Delinquent and	Accruing	Non-accrual Loans and	Total Loans
(In thousands)	Non-classified	Classified (1)	Total	Accruing (2)	TDRs	Leases	and Leases
Consumer real estate and other	$6,613,610	$-	$6,613,610	$76,711	$337,401	$167,547	$7,195,269
Commercial real estate and commercial business	3,091,911	354,185	3,446,096	9,021	48,838	142,248	3,646,203
Leasing and equipment finance	3,073,347	35,695	3,109,042	11,029	-	34,407	3,154,478
Inventory finance	785,245	5,710	790,955	344	-	1,055	792,354
Total loans and leases	$13,564,113	$395,590	$13,959,703	$97,105	$386,239	$345,257	$14,788,304
Percent of total loans and leases	91.7%	2.7%	94.4%	.7%	2.6%	2.3%	100.0%

(1) Excludes classified loans and leases that are 60+ days delinquent and accruing or accruing TDRs.

(2) Excludes accruing TDRs that are 60+ days delinquent.

The following table summarizes TCF’s nonperforming assets: (new table)

	Year Ended December 31,
(Dollars in thousands)	2011	2010	2009	2008	2007
Consumer real estate	$149,371	$167,497	$139,159	$82,871	$29,141
Commercial	127,519	142,248	106,196	68,703	22,657
Leasing and equipment finance	20,583	34,407	50,008	20,879	8,050
Inventory finance	823	1,055	771	-	-
Auto Finance	-	-	-	-	-
Other	15	50	141	65	6
Total nonaccrual loans and leases	$298,311	$345,257	$296,275	$172,518	$59,854
Other real estate	134,898	141,065	105,768	61,665	45,765
Total nonperforming assets	$433,209	$486,322	$402,043	$234,183	$105,619

Nonaccrual loans and leases to total loans and leases	2.11%	2.33%	2.03%	1.29%	0.48%
Nonperforming assets to total loans and leases and other real estate	3.03	3.26	2.74	1.75	0.84
Allowance for loan and lease losses to nonaccrual loans and leases	85.71	76.99	82.51	99.96	135.23

ATTACHMENT C

2011 10K (p. 34)

Credit Quality  The following tables summarize TCF’s loan and lease portfolio based on the most important credit quality data that should be used to understand the overall condition of the portfolio.

•                 Within the performing loans and leases, TCF classifies customers within regulatory classification guidelines. Loans and leases that are “classified” mean that management has concerns regarding the ability of the borrowers to meet existing loan or lease terms and conditions but may never become non-performing or result in a loss.

•                 Performing loans that are 60+ days delinquent have a higher potential to become non-performing and generally are a leading indicator for future charge-off trends.

•                 Accruing troubled debt restructurings (“TDRs”) are loans to borrowers that have been modified such that TCF has granted a concession in terms to improve the likelihood of collection of all principal and interest owed.

•                 Non-accrual loans and leases generally have been charged down to the estimated fair value of the collateral less selling costs or reserved for expected loss upon workout.

Included in Note 7 of Notes to Consolidated Financial Statements, Allowance for Loan and Lease Losses and Credit Quality Information, are disclosures of loans considered to be “impaired” for accounting purposes. Consumer real estate TDRs are evaluated separately in TCF’s allowance methodology.  Commercial TDRs are individually evaluated for impairment.  Impairment is generally based upon the present value of the expected future cash flows or the fair value of the collateral less selling expense for fully collateral-dependant loans.  Impaired loans comprise a portion of non-accrual loans and accruing TDRs and therefore are not additive to the information in the table below. Impaired loan accounting policies prescribe specific methodologies for determining a portion of the allowance for loan and lease losses. In addition, TCF has modified certain loans and leases to troubled borrowers where a concession was not granted and thus are not considered TDRs. These other modified loans and leases totaled $39.8 million and $135.5 million at December 31, 2011 and 2010, respectively, and are further discussed on page 39 under “Loan Modifications”.

ATTACHMENT D

2011 10K (p. 35)

The combined balance of performing classified loans and leases, over 60-day delinquent and accruing loans and leases, accruing TDRs and non-accrual loans and leases, was $1.2 billion at December 31, 2011, a decrease of $43.3 million from December 31, 2010.  This was primarily due to decreases in classified and non-accrual commercial loans and decreases in consumer non-accrual loans partially offset by increases in accruing TDRs both in the commercial real estate and consumer real estate portfolios due to higher levels of modifications and implementation of new TDR accounting standards in the third quarter of 2011. During 2011, non-accrual loans totaling $113.8 million were transferred to real estate owned and $86.8 million migrated to accruing status.

The following table provides a summary of performing loans and leases by portfolio and regulatory classification: (new table)

	December 31, 2011
	Non-classified		Classified (1)
(In thousands)	Pass	Special Mention	Substandard	Doubtful	Total
Consumer real estate	$6,233,076	$-	$-	$-	$6,233,076
Commercial	2,802,680	185,196	234,501	-	3,222,377
Leasing and equipment finance	3,066,580	26,614	21,314	137	3,114,645
Inventory finance	589,695	26,982	7,040	-	623,717
Auto Finance	3,628	-	-	-	3,628
Other	34,871	-	-	-	34,871
Total loans and leases	$12,730,530	$238,792	$262,855	$137	$13,232,314

(1) Excludes classified loan and leases that are 60+ days delinquent and accruing or accruing TDRs.

ATTACHMENT E

3Q 2012 10-Q (p. 9)

The following table sets forth information about loans and leases.

	At	At
	September 30,	December 31,	Percent
(Dollars in thousands)	2012	2011	Change
Consumer real estate:
First mortgage lien	$4,344,701	$4,742,423	(8.4)%
Junior lien	2,303,335	2,152,868	7.0
Total consumer real estate	6,648,036	6,895,291	(3.6)
Commercial:
Commercial real estate:
Permanent	3,106,738	3,039,488	2.2
Construction and development	130,400	159,210	(18.1)
Total commercial real estate	3,237,138	3,198,698	1.2
Commercial business	274,096	250,794	9.3
Total commercial	3,511,234	3,449,492	1.8
Leasing and equipment finance:(1)
Equipment finance loans	1,236,811	1,110,803	11.3
Lease financings:
Direct financing leases	1,921,855	2,039,096	(5.7)
Sales-type leases	24,145	29,219	(17.4)
Lease residuals	124,148	129,100	(3.8)
Unearned income and deferred lease costs	(148,982)	(165,959)	10.2
Total lease financings	1,921,166	2,031,456	(5.4)
Total leasing and equipment finance	3,157,977	3,142,259.5
Inventory finance	1,466,269	624,700	134.7
Auto finance	407,091	3,628	N.M.
Other	27,610	34,885	(20.9)
Total loans and leases	$15,218,217	$14,150,255	7.5%

N.M. Not Meaningful.

(1) Operating leases of $58 million and $69.6 million at September 30, 2012 and December 31, 2011, respectively, are included in other assets in the Consolidated Statements of Financial Condition.

The consumer real estate junior lien portfolio is comprised of $1.7 billion of Home Equity Lines of Credit (HELOCs) and $594 million amortizing junior lien mortgage loans.  $1.2 billion of the HELOCs are interest-only revolving draw programs with no defined amortization period and a draw period of 5 to 40 years. As of September 30, 2012, $463 million have a 10 year interest-only draw period and a 20 year amortization repayment period and all are within the 10 year initial draw period, and as such, none of the HELOCs have converted to amortizing.

From time to time, TCF sells minimum lease payments to third-party financial institutions at fixed rates.  For those transactions which achieve sale treatment, the related lease cash flow stream is not recognized on TCF’s Consolidated Statements of Financial Condition.  During the three months ended September 30, 2012 and 2011, TCF sold $16.8 million and $36.3 million, respectively, of minimum lease payment receivables, received cash of $18.4 million and $36.4 million, respectively, and recognized a net gain of $1.6 million and $159 thousand, respectively. During the nine months ended September 30, 2012 and 2011, TCF sold $73.5 million and $81.1 million, respectively, of minimum lease payment receivables, received cash of $75.6 million and $87.4 million, respectively, and recognized a net gain of $2.1 million and $6.3 million, respectively. At September 30, 2012 and December 31, 2011, TCF’s lease residuals reported within the table above include $12.8 million and $9.1 million, respectively, related to all historical sales of minimum lease payment receivables.

ATTACHMENT F

3Q 2012 10-Q (p. 48)

Loan Modifications-Other

A commercial loan may be modified through a term extension with a reduction of contractual payments or a change in interest rate. Commercial loan modifications which are not classified as TDRs primarily involve loans on which interest rates were modified to current market rates for similarly situated borrowers who have access to alternative funds or on which TCF received additional collateral or loan conditions. Loan modifications to borrowers who are not experiencing financial difficulties are not included in the following reporting of loan modifications.

Commercial loans that are 90 or more days past due and not well secured at the time of modification remain on non-accrual status. Regardless of whether contractual principal and interest payments are well-secured at the time of modification, equipment finance loans that are 90 or more days past due remain on non-accrual status. All loans modified when on non-accrual status continue to be reported as non-accrual loans until there is sustained repayment performance for six months. At September 30, 2012, over 53.4% of total commercial TDRs were accruing and TCF was able to recognize all of the contractual interest due on accruing commercial TDRs during the first nine months of 2012. Only 5 of the 86 accruing commercial TDRs that were modified during the 15 months preceding September 30, 2012, totaling $9.4 million, defaulted during the three months ended September 30, 2012.

TCF utilizes a multiple note structure as a workout alternative for certain commercial loans. The multiple note structure restructures a troubled loan into two notes and accordingly any remaining balances are classified as TDRs.  The first note is established at a size and with market terms, that provide reasonable assurance of payment and performance. The first note may be removed from TDR classification in the calendar years after modification, if the loan was modified at an interest rate equal to the yield of a new loan origination with comparable risk and the loan is performing based on the terms of the restructuring agreement. Performing is defined as on accrual status and having made three consecutive payments or the equivalent. The first note is reported on accrual status if the loan has been formally restructured so as to be reasonably assured of payment and performance according to its modified terms. This evaluation includes consideration of the customer’s payment performance for a reasonable period of at least six months, which may include time prior to the restructuring.

The second note is generally not reasonably assured of repayment and is typically charged-off. The second note is still outstanding with the borrower, and should the borrower’s financial position improve, may become recoverable. At September 30, 2012, nine loans with a contractual balance of $31.5 million and a remaining book balance of $22.4 million had been restructured under this workout alternative.

For additional information regarding TCF’s loan modifications refer to Note 7 of the Notes to Consolidated Financial Statements included in Part I, Item 1. Financial Statements.